VIA EDGAR	200 Crescent Court, Suite 300 Dallas, Texas 75201 +1 214 746 7700 tel +1 214 746 7777 fax

September 2, 2016	James R. Griffin +1 214 746 7779 James.Griffin@weil.com

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

100 F Street, N.E.

Washington, DC 20549-3628

Attn: H. Roger Schwall, Assistant Director, Office of Natural Resources

Re:	Gores Holdings, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed by Gores Holdings, Inc.
Filed July 28, 2016
File No. 001-37540

Dear Mr. Schwall:

This letter is sent on behalf of Gores Holdings, Inc. (the “Company”) in response to the comments of the Staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) communicated in its letter dated August 24, 2016 (the “Comment Letter”) regarding the above-referenced filing.

Please note that the Company today filed with the Commission Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A (“Amendment No. 1”) reflecting, among other things, the revisions set forth below.

For ease of reference, the headings and numbers of the Company’s responses set forth below correspond to the headings and numbers in the Comment Letter, and we have set forth below, in bold, the text of the Staff’s comment prior to each of the Company’s responses in the same order as presented in the Comment Letter.

Mr. H. Roger Schwall September 2, 2016 Page 2

Preliminary Proxy Statement on Schedule 14A filed on July 28, 2016

General

1.

Comment: Please note the updating requirements of Rule 3-12 of Regulation S-X to include the more current financial information of Gores Holdings, Inc. as filed in its Form 10-Q for the quarter ended June 30, 2016 and Hostess Holdings, L.P. within your filing.

Response: The Staff’s comment is noted. In response to the Staff’s comment, the Company has included in Amendment No. 1, with respect to the Company, updated financial information as filed in the Company’s Form 10-Q for the quarter ended June 30, 2016 and, with respect to Hostess, the current financial information of Hostess Holdings, L.P. for the quarter ended June 30, 2016, each as required by Rule 3-12 of Regulation S-X.

Questions and Answers About the Proposals for Stockholders

General

2.	Comment: Please add a question and answer to outline the principal differences between the Class A Common Stock and the Class B Stock to be issued in furtherance of your Up- C Structure.

Response: The Staff’s comment is noted. In response to the Staff’s comment, an additional question and answer has been added to “Question and Answers About the Proposals for Stockholders” on page 16 of Amendment No. 1 addressing the principal differences in the Class A Stock and the Class B Stock.

Q: Will the Company obtain new financing in connection with the Business Combination?, page 17

3.	Comment: You indicate that the answer is “Yes,” but also state “The Company does not anticipate obtaining any new debt financing to fund the Business Combination.” Please revise to clarify.

Response: The Staff’s comment is noted. To reflect the Staff’s comment, the disclosure has been revised on page 17 of Amendment No. 1 to reflect that the Company will obtain new equity financing through the private placement of Class A Stock pursuant to the Private Placement.

Tax Receivable Agreement, page 35

4.

Comment: Please revise this section to specify for how long the 85% payments are to continue. We note that the reference to “85% of the net cash savings … that the Company actually realizes (or is deemed to realize in certain circumstances) in periods after the closing” does not identify or quantify the “periods.”

Mr. H. Roger Schwall September 2, 2016 Page 3

Response: The Staff’s comment is noted. To reflect the Staff’s comment, the disclosure has been revised on pages 35, 82, 103, 150 and 251 of Amendment No. 1 to disclose that the payments may extend until at least 15 years following any exchange of Class B Units of Hostess Holdings for shares of the Company’s Class A Stock or the cash equivalent thereof.

Subscription Agreements, page 36

5.

Comment: We note that your Sponsor retains the right to transfer its obligation to purchase the Sponsor Shares to “any party or parties,” subject to certain conditions. Please explain to us how your sponsor’s ability to transfer its purchase obligation is consistent with the referenced exemption, Section 4(a)(2).

Response: The Staff’s comment is noted. Pursuant to the Sponsor Subscription Agreement, the Sponsor made several representations to the Company intended to support the Company’s reliance on Section 4(a)(2), including that the Sponsor was not acquiring the Class A Stock with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act. Accordingly, the Company does not believe that any transfer by the Sponsor pursuant to the terms of the Sponsor Subscription Agreement would affect the Company’s reliance on Section 4(a)(2). The Company has added clarifying language on pages 7, 8, 23, 36, 45, 51, 74, 132, 151, 174, 246 and 335 of Amendment No. 1 to address the Staff’s comment.

Organizational Structure, page 38

6.

Comment: Please include an organizational chart depicting the current ownership structure of Hostess Holdings, including all units and shares subject to contribution, cancellation, and exchange. In doing so, please include the subsidiary entities owned by Hostess Holdings, LP, such as New Hostess Holdco, LLC and Hostess Management LLC.

Response: The Staff’s comment is noted.    In response to the Staff’s comment, an organization chart depicting the current ownership structure of Hostess Holdings has been included on page 38 of Amendment No. 1.

7.	Comment: Please also revise the post-closing chart to reflect the ownership positions of each of the referenced entities and to detail the assumptions underlying the provided figures.

Response: The Staff’s comment is noted.    In response to the Staff’s comment, the organization chart on page 39 of Amendment No. 1 has been revised.

Mr. H. Roger Schwall September 2, 2016 Page 4

Impact of the Business Combination on the Company’s Public Float, page 39

8.	Comment: Separately, please also illustrate your Sponsor’s potential ownership stake upon exercise of the warrants if it chooses to exercise after the business combination.

Response: The Staff’s comment is noted. In response to the Staff’s comment, the table on page 41 of Amendment No. 1 has been revised to illustrate the Sponsor’s potential ownership stake in the post-combination company upon exercise of its Private Placement Warrants after consummation of the business combination in each of the “No Redemption” and “Maximum Redemption” scenarios.

Independent Director Oversight, page 46

9.

Comment: You state that your independent directors “took an active role in evaluating and negotiating the proposed terms of the Business Combination.” Discuss in necessary detail in the “Background of the Business Combination” at page 145 the extent to which others from the Company were involved in this process. Also, briefly highlight in this section the role that members of your management played.

Response: The Staff’s comment is noted. To reflect the Staff’s comment, the disclosure has been revised on page 155 of Amendment No. 1 to clarify that Mr. Stone, Chief Executive Officer of the Company, led the diligence efforts. The Company respectfully notes that Mr. Stone, and other officers of the Company, under the oversight and direction of the Board (including the independent directors), led the process for vetting various potential acquisition targets, including Hostess, as well as the direct negotiations with Hostess as discussed throughout the “Background of the Business Combination” section of the proxy statement (e.g., see pages 154, 155, and 158 of Amendment No. 1). In addition, the Company advises the Staff that Mr. Stone and the other officers of the Company were in attendance at Board meetings and provided the Board with information regarding various potential acquisition targets, due diligence of the same and the status of the discussions with Hostess as set forth in the “Background of the Business Combination” section of the proxy statement (e.g., see pages 155, 156 and 158 of Amendment No. 1).

Selected Consolidated Historical Financial and Other Information of Hostess Holdings, page 53

Other Financial Data, page 55

10.

Comment: You disclose Hostess Holdings’ Adjusted EBITDA excludes related party expenses associated with the employment agreement with Mr. Metropoulos as the Chief Executive Officer and/or Executive Chairman of certain subsidiaries of Hostess. Please tell us the nature of these expenses. In addition, refer to Question 100.01 of the May 17, 2016 updated C&DI’s on Non-GAAP Financial Measures and tell us how you concluded that the related adjustments are consistent with this guidance.

Mr. H. Roger Schwall September 2, 2016 Page 5

Response: The Staff’s comment is noted. Hostess Holdings has advised the Company that, pursuant to the employment agreement, Mr. Metropoulos receives a base salary and is eligible for cash bonuses, as well as an automobile and the use of a private aircraft that Hostess Holdings leases from an entity affiliated with Mr. Metropoulos. Hostess Holdings classifies these items as “related party expenses” rather than compensation expense in its income statement, and Hostess Holdings’ Adjusted EBITDA excludes such expenses. Hostess Holdings believes this is an appropriate adjustment for several reasons.

First, Hostess Holdings believes these expenses to be similar to non-recurring items because the employment agreement and aircraft lease will be terminated upon the closing of the Business Combination. Effective upon the completion of the Business Combination, Mr. Metropoulos will be compensated under the Executive Chairman Employment Agreement providing for base compensation of $30,000 in cash per month and cash reimbursement of certain private aircraft and automobile expenses (which will not be added back to Adjusted EBITDA), with the majority of his compensation payable in equity. As a result, Hostess Holdings will no longer incur such significant cash expenses in respect of Mr. Metropoulos’s compensation. Accordingly, Hostess Holdings considers all such amounts to reflect a single related party arrangement and not as normal or recurring cash operating expenses. In this respect, Hostess Holdings considers these expenses, although incurred pursuant to the terms of an employment agreement, as analogous to management fees paid to a private equity sponsor. Such management fees are routinely excluded by other private equity sponsor-controlled companies in their computation of Adjusted EBITDA measures.

Second, because Mr. Metropoulos will receive significantly less cash compensation after completion of the Business Combination, excluding these expenses from historic Adjusted EBITDA will allow for better comparisons of pre and post-closing Adjusted EBITDA.

Finally, each of the First Lien Credit Agreement dated as of August 3, 2015 and the Second Lien Credit Agreement dated as of August 3, 2015 pursuant to which Hostess Brands, LLC, a wholly owned subsidiary of Hostess Holdings, is the borrower excludes “salary, bonus and other benefits and related expenses paid to, or on behalf of, a Metropoulos-related Person” from the definition of EBITDA, which is used for determining compliance with financial covenants. Accordingly, this adjustment included in calculating Adjusted EBITDA is consistent with the presentation required under Hostess Holdings’ credit agreements. Hostess Holdings believes its lenders have agreed to such exclusions for the reasons note above in the second paragraph of this response.

For the foregoing reasons, Hostess Holdings advises the Staff that it does not consider the exclusion of such amounts in the calculation of Adjusted EBITDA to be misleading.

Mr. H. Roger Schwall September 2, 2016 Page 6

Risk Factors, page 63

Hostess’ substantial leverage could adversely affect Hostess’ ability…, page 71

11.	Comment: Please revise the risk factor to quantify the aggregate amount of anticipated post- closing indebtedness as of the effective date of the Business Combination.

Response: The Staff’s comment is noted. The Company has revised the risk factor on page 72 to reflect the Staff’s comment.

Unaudited Pro Forma Condensed Combined Financial Information (No Redemption Scenario), page 93

12.

Comment: In the “Summary of the Proxy Statement – Accounting Treatment” discussion on page 41, you disclosed that the Business Combination will be accounted for under the acquisition method of accounting with the Company (i.e., Gores Holdings, Inc.) treated as the acquirer, assuming that the public stockholder redemptions do not exceed a level whereby the Selling Equityholders would retain control of Hostess Holdings, L.P. You disclose your general belief of the Selling Equityholders would retain control of Hostess Holdings, L.P. is if they retain greater than 50% of the voting control of the post-combination company.

Please expand your disclosure to clarify if the public stockholder redemption level, that would cause the Selling Equityholders to retain greater than 50% of the voting control of the post-combination company, equals to the maximum redemption scenario. Refer to Rule 11-02(b)(8) of Regulation S-X and consider how you give effect to the range of possible results to clarify the level of redemption that would cause the Selling Equityholders to retain control.

Response: The Staff’s comment is noted. Additional disclosure has been added in the introduction section of both the “No Redemption” Scenario and the “Maximum Redemption” Scenario on pages 95 and 112, respectively, to reflect the Staff’s comment. The disclosure added is as follows:

“(“No Redemption Scenario”)

The Company believes that redemptions of up to approximately 10 million shares of Class A Stock will result in the Company being considered the accounting acquirer, as further discussed in Note 1 of the Notes To The Unaudited Pro Forma Condensed Combined Financial Information (“No Redemption” Scenario). The Company believes that for redemptions from approximately 10 million to 12.50 million shares of Class A Stock, Hostess will be considered the accounting acquirer as discussed in Note 1 of the Notes To The Unaudited Pro Forma Condensed Combined Financial Information (“Maximum Redemption” Scenario). A redemption of approximately 10 million shares of Class A Stock would result in 92.4 million shares of Class A Stock and 37.6 million shares of Class B Stock issued and outstanding immediately following the Business Combination. A redemption of 12.5 million shares would result in 91.1 million shares of Class A Stock and 38.9 million shares of Class B Stock issued and outstanding immediately following the Business Combination. A redemption of 12.5 million shares represents the maximum number of shares that could be redeemed by Company stockholders which would leave sufficient cash to fund the minimum required cash consideration payable to the Selling Equityholders under the terms of the Master Transaction Agreement.”

Mr. H. Roger Schwall September 2, 2016 Page 7

“(“Maximum Redemption” Scenario)

The Company believes that redemptions of up to approximately 10 million shares of Class A Stock will result in the Company being considered the accounting acquirer, as further discussed in Note 1 of the Notes To The Unaudited Pro Forma Condensed Combined Financial Information (“No Redemption” Scenario). The Company believes that for redemptions from approximately 10 million to 12.50 million shares of Class A stock, Hostess will be considered the accounting acquirer as discussed in Note 1 of the Notes To The Unaudited Pro Forma Condensed Combined Financial Information (“Maximum Redemption” Scenario). If no shares are redeemed, there are expected to be 97.6 million shares of Class A Stock and 32.4 million shares of Class B Stock issued and outstanding immediately following the Business Combination. A redemption of approximately 10 million shares of Class A Stock is expected to result in 92.4 million shares of Class A Stock and 37.6 million shares of Class B Stock issued and outstanding immediately following the Business Combination. A redemption of 12.5 million shares represents the maximum number of shares that could be redeemed by Company stockholders which would leave sufficient cash to fund the minimum required cash consideration payable to the Selling Equityholders under the terms of the Master Transaction Agreement.”

Unaudited Pro Forma Condensed Combined Balance Sheet (Assuming No Redemptions), page 95

13.

Comment: Please revise your partners’/ stockholders’ equity (deficit) section to provide a subtotal for your equity. Refer to FASB ASC 810-10-45-16 and 810-10-55-4I for guidance. Please also make corresponding revisions to the Unaudited Pro Forma Condensed Combined Balance Sheet (Assuming Maximum Redemptions) on page 109.

Response: The Staff’s comment is noted. The disclosures have been revised on pages 97 and 114 of Amendment No. 1 to include a subtotal for equity.

14.

Comment: We note your pro forma balance sheet as of March 31, 2016 references 93,817,500 shares of Class A Stock as issued and outstanding. You also disclosed a composition of pro forma weighted average shares of Class A Stock outstanding in pro forma adjustment (e) to unaudited pro forma condensed combined statements of operations.

Please reconcile the common shares disclosed in the pro forma financial information to the issued shares information disclosed within the Summary of the Proxy Statement section on pages 34 and 39, respectively. For example, we note in pro forma adjustment (e) that 23,637,820 shares of Class A Stock consideration paid to Selling Equityholders and 32,679,688 shares of Class A Stock issued through the Private Placement comprise part of the pro forma weighted average share outstanding. However, your disclosure on page 34 states 22,136,188 shares of your publicly-traded Class A Stock will be newly issued and disclosure on page 39 states 32,678,576 shares of Class A Stock will be purchased by the Private Placement Investors.

Mr. H. Roger Schwall September 2, 2016 Page 8

Please also provide corresponding reconciliation for the similar information disclosed in the Unaudited Pro Forma Condensed Combined Balance Sheet (Assuming Maximum Redemptions) on pages 109 and 116.

Response: The Staff’s comment is noted. The composition of pro forma shares of Class A Stock on page 110 of Amendment No. 1 now agrees to the Summary of the Proxy Statement on page 34 of Amendment No. 1.

Unaudited Pro Forma Condensed Combined Statement of Operations (Assuming No Redemptions) for the Three Months ended March 31, 2016, page 96

15.

Comment: We note your pro forma statements of operations for the three months ended March 31, 2016 references 10,856,156 of historical weighted average common shares outstanding – basic and diluted. It appears that these outstanding shares were based on the figure disclosed in the Company’s Statement of Operations for the period June 1, 2015 (inception) to December 31, 2015. Please revise the disclosures to reflect the appropriate number of shares for the applicable interim period. Also, please make corresponding revisions to the Unaudited Pro Forma Condensed Combined Statement of Operations (Assuming Maximum Redemptions) for the Three Months ended March 31, 2016 on page 110.

Response: The Staff’s comment is noted. The disclosures on pages 98 and 115 of Amendment No. 1 have been revised to reflect the appropriate number of shares as of June 30, 2016.

Notes to the Unaudited Pro Forma Condensed Combined Financial Information (No Redemption Scenario), page 98

Note 3 – Preliminary Allocation of Purchase Price, page 99

16.

Comment: We note your list of items comprising total consideration paid includes $980,088 of Hostess debt assumed by the Company. Such amount differs from the post-business combination net debt balance of $991,800 as disclosed in pro forma adjustment (i) on page 103. Please tell us why these two amounts differ and revise as necessary.

Response: The Staff’s comment is noted. The difference relates to the classification of accrued interest of $11,712 in the terms of the Master Transaction Agreement. The disclosures have been revised on page 102 of Amendment No. 1 to address the Staff’s comment.

Mr. H. Roger Schwall September 2, 2016 Page 9

17.

Comment: Please disclose a composition for intangible assets of $1.6 billion included in your preliminary purchase price allocation. Also, please explain how you determine the trade name and various trademarks carry indefinite useful lives is being factually supportable. In that regard, consider FASBASC 350-30-35-3 and provide an analysis in contemplation of your Risk Factor disclosure on page 69 related to impacts on government regulation, as well as the potential impacts of your long-term approach to “Better-for-You” products on your existing products carrying trademarks.

In addition, your preliminary estimated useful life of customer relationships is 20 years, but you disclosed in pro forma adjustment (a) to unaudited pro forma condensed combined statements of operations that intangible assets with defined useful lives are expected to be amortized over estimated useful lives of less than one year to 20 years. Please revise your disclosure, as applicable.

Response: The Staff’s comment is noted. The disclosure on page 102 of Amendment No. 1 has been revised to include the components of intangible assets (tradename and trademarks and customer relationships) in the preliminary purchase price allocation, and the estimated useful lives by component in pro forma adjustment (a) to unaudited pro forma condensed combined statements of operations.

All branded products packaged and sold under the Hostess Trade Names and Trademarks (“Trade Names” or “Trademarks”) were valued in aggregate. This includes Hostess, Hostess Twinkie’s, Hostess Donettes, Hostess Zingers, Hostess Ding Dongs, Hostess Ho Hos, Hostess Sno Balls, Hostess Chocodiles, and Hostess Suzy Qs brands, among others. The Trade Names were valued in aggregate, in part, because Hostess Holdings does not track the individual value of each of the Trade Names and in part because the subbrand name (i.e. Twinkie) is used in conjunction with Hostess on its packaging and is not separable in the transaction.

In forming its determination of the useful life of the Trademarks, Hostess considered, among other factors, the following requirements of ASC 350-30-35-3:

a. The expected use of the asset by the entity.

Given the Hostess brand’s rich 96-year history with consumers, its significance to iconic culture, and the Company’s intention to use these assets indefinitely, it was concluded that an indefinite useful life is appropriate for the Trademarks.

The Hostess Trade Name prominently identifies and differentiates each product that Hostess sells. In addition, for a substantial part of Hostess’ revenues, an additional registered name (Twinkie’s, Donettes, Zingers, Ding Dongs, etc.) is prominently displayed on all products.

Mr. H. Roger Schwall September 2, 2016 Page 10

Hostess management believes that the past, present, and future success of its business is inexorably woven into the Trademarks. Evidence of this management assertion exists in Hostess’ historic high name recognition, iconic brand profile, and extensive media coverage.

As such, the Hostess Trade Names are expected to be used into perpetuity.

b. The expected useful life of another asset or a group of assets to which the useful life of the intangible asset may relate.

Hostess believes that the useful lives of the Hostess Trademarks are not dependent on any asset or group of assets.

c. Any legal, regulatory, or contractual provisions that may limit the useful life. The cash flows and useful lives of intangible assets that are based on legal rights are constrained by the duration of those legal rights. Thus, the useful lives of such intangible assets cannot extend beyond the length of their legal rights and may be shorter.

Hostess believes there are no legal, regulatory, or contractual limitations on the Trademarks. The revenue and cash flow projections from the Trademarked products support the assumption that such operations will be profitable indefinitely and are expected to continue indefinitely.

d. The entity’s own historical experience in renewing or extending similar arrangements, consistent with the intended use of the asset by the entity, regardless of whether those arrangements have explicit renewal or extension provisions. In the absence of that experience, the entity shall consider the assumptions that market participants would use about renewal or extension consistent with the highest and best use of the asset by market participants, adjusted for entity-specific factors in this paragraph.

Hostess has historically renewed and extended the terms of the Trademarked registrations. There has been no lapse in these renewals and extensions.

e. The effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, known technological advances, legislative action that results in an uncertain or changing regulatory environment, and expected changes in distribution channels)

Hostess believes that Hostess is an iconic brand with a significant place in iconic culture. According to a recent survey of consumers’ perceptions of and attitudes toward more than 50,000 brands, Hostess ranks among the top 15% of such brands.1 This is attributable to the deep-rooted nostalgic regard consumers have for the brand, creating a special emotional relationship with the brand.

[1]	http://www.fastcompany.com/3003697/hostess-heritage-brand-and-power-consumer-nostalgia

Mr. H. Roger Schwall September 2, 2016 Page 11

Hostess, and its popular Twinkie’s, Ho Hos, and Zingers, is often referenced in media and entertainment. Some instances include the movie Ghostbusters, the TV show The Simpsons, and the movie Zombieland. A popular anecdotal observation of Hostess Twinkie’s is that “they last forever” (further supporting a Trademark indefinite life assumption). In the movie Wall-E, a Twinkie was shown in Wall-E’s collection room long after Earth had been deserted and its natural resources exhausted.

Further, Hostess has gone through two bankruptcies in the past decade. In each of those bankruptcies, property, plants, equipment, and employees have been eliminated and effectively replaced. The only surviving asset has always been the Trademarks. Subsequent to the bankruptcies, Hostess has grown from a business with zero sales to one that generated $620.8 million in net revenues and $88.8 million in net income for the year ended December 31, 2015. Hostess is one of the leading brands by market share within Sweet Baked Goods category. Hostess has a #1 leading market position within the two largest Sweet Baked Goods segments, Doughnut and Snack Cake, and has a #2 leading market position of total Sweet Baked Goods, according to Nielsen U.S. total universe for the 52 weeks ended August 13, 2016. The Doughnut and Snack Cake segments together account for 48% of the Sweet Baked Goods categories’ total dollar sales.

In terms of demand, Hostess products’ demand has not been affected by any obsolescence. The notion of obsolescence is not relevant to products in the cookie, cracker, and snack food industry. The product is relevant and demanded.

In terms of competition and other factors, although Hostess experiences competition, it has performed well relative to industry peers. There is no expectation that competition will affect the Trademarks any more than is expected by normal or expected business operations.

f. The level of maintenance expenditures required to obtain the expected future cash flows from the asset (for example, a material level of required maintenance in relation to the carrying amount of the asset may suggest a very limited useful life). As in determining the useful life of depreciable tangible assets, regular maintenance may be assumed but enhancements may not.

Hostess does not incur significant maintenance costs to generate revenue and cash flows from the Trademarks, other than the nominal cost to renew the Trademarks.

Hostess continues to attempt to respond to changing consumer preferences and may or may not be successful in that effort. As a key part of responding to changing customer preferences, Hostess intends to use its tradenames as they have significant brand awareness. For example, Hostess recently reformulated its mini muffin offering to include whole grain and also eliminate artificial colors. The product continues under same branding (Hostess Mini Muffins) and moving forward with new product developments, intends to use the Hostess tradenames and trademarks in applications that make sense. Ultimately, Hostess may be unsuccessful in adapting to the market changes going forward, but Hostess will be using its tradenames in its efforts to adapt.

Mr. H. Roger Schwall September 2, 2016 Page 12

Hostess also believes its tradenames extend beyond the Sweet Baked Goods category as Hostess recently launched Hostess branded bread. The Old HB business had never offered their expansive bread business under the Hostess tradename. Hostess believes a portion of its success is due to the extension of the tradename.

Note 4 – Pro Forma Adjustments, page 101

Adjustments to Unaudited Pro Forma Combined Balance Sheet, page 102

18.

Comment: We note in pro forma adjustment (a) that the cash prepayment of Hostess Holdings, L.P. debt under the terms of the Master Transaction Agreement totaled $143.6 million. Please reconcile the amount to the consideration of $173.0 million disclosed in the Summary of the Proxy Statement section on page 34.

In addition, please expand the disclosure to discuss how the cash paydown applied to the First Lien and Second Lien Term Loans and whether there will be any changes to the terms of the long-term debt.

Also, please make corresponding revisions to the Notes to the Unaudited Pro Forma Condensed Combined Financial Information (Maximum Redemption Scenario), on page 114.

Response: The Staff’s comment is noted. Pro forma adjustment (a) has been updated to reflect the projected net debt balance on the date of the Business Combination, which now materially agrees to the Summary of the Proxy Statement section on page 34 of Amendment No. 1. The projected net debt balance on the date of the Business Combination is as follows (dollars in thousands):

Projected Balance
Long-term debt	$1,218,000
Accrued interest	12,000
Cash	(65,000)

Net debt	1,165,000
Rollover debt	(992,000)

Cash paydown	$173,000

The disclosure for pro forma adjustment (a) on pages 105 and 119 of Amendment No. 1 has been revised to address the Staff’s comment. The disclosure added is as follows:

“Reflects the cash prepayment of Hostess Holdings Second Lien Term Loan under the terms of the Master Transaction Agreement and the additional 1% prepayment penalty paid to the lender. No modifications to the terms of Hostess’ remaining long term debt will occur as part of the Business Combination. The pro forma paydown of debt of $173.7 million is calculated using the projected net debt balance of Hostess Holdings on the date of the Business Combination.”

Mr. H. Roger Schwall September 2, 2016 Page 13

19.

Comment: We note that pro forma adjustment (i) assumed the net debt balance as of March 31, 2015 of $1,135.4 million. Please explain why a more updated 2016 interim period is not used, or update the figure as applicable.

In addition, please disclose whether there is any pro forma impact on the accelerated amortization of deferred financing charges that are netted within long-term debt as a result of the cash paydown.

Also, please make corresponding revisions to the Notes to the Unaudited Pro Forma Condensed Combined Financial Information (Maximum Redemption Scenario), on page 115.

Response: The Staff’s comment is noted. The disclosure of the net debt balance has been updated using the projected net debt as of the date of the Business Combination on pages 106 and 120 of Amendment No. 1.

In the “No Redemption” Scenario, there will be no accelerated amortization of deferred financing charges. Rather, the fair value of the debt at the acquisition date will be recorded by the Company. The Company believes that the fair value of the debt will approximate the carrying value at the date of the Business Combination, and this has been disclosed in Note 3.

In the “Maximum Redemption” Scenario, the debt balances will not be adjusted to fair value, and the cash paydown will result in accelerated amortization of deferred financing charges of approximately $3.2 million. This disclosure has been added on page 120 of Amendment No. 1, and is as follows:

“Represents funds used to prepay Hostess Holdings Second Lien Term Loan and pay a 1% prepayment penalty to the lender under the terms of the Master Transaction Agreement using a projected net debt balance of approximately $1,165 million on the date of the Business Combination and a post-Business Combination net debt balance of approximately $992 million. The table below shows the prepayment and related penalty (dollars in thousands):

Total debt payment	$(175,406)
Prepayment penalty	1, 730
Accelerated amortization of debt issuance costs	3, 222

Reduction of long-term debt	$(170,454)

Mr. H. Roger Schwall September 2, 2016 Page 14

Because the prepayment penalty and accelerated amortization of debt issuance costs will not have an ongoing impact to the statement of operations, there are no corresponding adjustments to the pro forma condensed combined statement of operations.”

In addition, the following disclosure was added to the “No Redemption” Scenario on page 106 of Amendment No. 1:

“Represents funds used to prepay Hostess Holdings’ Second Lien Term Loan and pay a 1% prepayment penalty to the lender under the terms of the Master Transaction Agreement using a projected net debt balance of $1,165 million on the date of the Business Combination and a post-Business Combination net debt balance of $992 million. The table below shows the prepayment and related penalty (dollars in thousands):

Total debt payment	$(175,406)
Prepayment penalty	1, 730

Reduction of long-term debt	$(173,676)

There are no corresponding adjustments to the pro forma condensed combined statement of operations because the prepayment penalty will not have an ongoing impact to the statement of operations.”

20.

Comment: We note your disclosure that the difference between the financial statement and tax basis in the investment in Hostess Holdings, L.P. would result in deferred tax liabilities of $138.6 million per pro forma adjustment (k) under no redemption scenario, but result in deferred tax assets of $159.1 million offset by an increase in equity per pro forma adjustments (f) and (o) under maximum redemption scenario. Also, the Company’s notes to historical financial statements on page F-27 disclosed that the historical deferred tax asset resulted from its net operating losses was fully offset by a valuation allowance of $178.6 million as of December 31, 2015.

Please explain the impacts to the Company’s historical deferred tax asset and the associated realizability as part of the Business Combination. Also, please expand the disclosures of the pro forma adjustments noted above to discuss if the deferred tax assets/ liabilities recognized were solely due to the accounting treatment applied in the Business Combination or due to meeting a certain threshold of the Company’s temporary difference regardless of which accounting treatment is being applied.

Mr. H. Roger Schwall September 2, 2016 Page 15

The Staff’s comment is noted. The Company’s historical deferred tax asset related to net operating losses disclosed in Note 6 on page F-27 is $178,569 (i.e., $178,000 as opposed to $178.6 million as referenced in the comment). The deferred tax asset is not considered to be material to the condensed combined pro forma financial statements of the Company and Hostess Holdings. Note that this deferred tax asset has been fully offset by a valuation allowance as of December 31, 2015 and June 30, 2016. It is possible that this deferred tax asset may be realizable after the Business Combination, but the Company maintained the valuation allowance due to the immateriality of the deferred tax asset in the condensed combined pro forma financial statements. Therefore, all deferred income taxes disclosed on the condensed combined pro forma financial statements are a result of the Business Combination.

As discussed in Note 1 of the condensed combined pro forma financial statements, under either scenario (i.e. “No Redemption” Scenario or “Maximum Redemption” Scenario), the Business Combination will be accounted for as a business combination under ASC 805. Under the “No Redemption” Scenario, Hostess Holdings’ assets will be adjusted to fair value for financial accounting purposes. Under the “Maximum Redemption” Scenario, Hostess Holdings’ assets will be recorded at carryover basis for financial accounting purposes. Under both scenarios, a portion of the assets will receive a basis step-up for income tax purposes. The deferred taxes resulting from the Business Combination that primarily relate to the difference between the financial statement and tax basis in the investment in Hostess Holdings represent all of the deferred income taxes recorded on the combined pro forma financial statements.

We have expanded the disclosure of the pro forma adjustments to further explain the nature of the deferred tax adjustment on page 106 of Amendment No. 1. The additional disclosure under the “No Redemption” Scenario is as follows:

“The deferred taxes are primarily related to the difference between the financial statement and tax basis in the investment in Hostess Holdings. This basis difference primarily results from the Business Combination where the Company received a full fair value adjustment on all assets for financial accounting purposes and a fair value step-up on a portion of the assets for income tax purposes.”

The additional disclosure under the “Maximum Redemption” Scenario is as follows:

“The deferred taxes are primarily related to the difference between the financial statement and tax basis in the investment in Hostess Holdings. This basis difference primarily results from the Business Combination where the Company recorded a carryover basis on all assets for financial accounting purposes and a fair value step-up on a portion of the assets for income tax purposes.”

Mr. H. Roger Schwall September 2, 2016 Page 16

21.

Comment: Please reconcile the 25,081,193 noncontrolling interest units issued as disclosed in pro forma adjustment (p) to the issued shares information disclosed within the Summary of the Proxy Statement section – Contribution Agreement on page 34 (i.e., 29,912,742 shares of newly established Class B Stock with an equivalent number of Class B Units).

Response: The Staff’s comment is noted. The pro forma calculations and disclosures have been revised on page 107 of Amendment No. 1. The sum of 24,466,313 noncontrolling interest units in pro forma adjustment (p) and 5,446,429 noncontrolling interest units in pro forma adjustment (r) now agree to the 29,912,742 of noncontrolling interest units and shares of Class B Stock disclosed in the Summary of the Proxy Statement section.

22.

Comment: Please clarify in pro forma adjustment (q) if both the Class B Stock and Class B Units issued to Mr. Metropoulos would constitute the noncontrolling interest. Also, please expand the adjustment description to disclose the assumed value per Class B Unit issued and the underlying method and assumptions used for such valuation.

Response: The Staff’s comment is noted. The Class B Units and Class B Stock together represent a noncontrolling interest in Hostess. The Class B Units hold an economic interest and the Class B Stock has voting rights. The Class B Units and Class B Stock are not detachable from one another. See the Summary Term Sheet for further information regarding the nature of these equity instruments.

The Company has further refined its estimates of the assumed value per Class B Unit, and the related disclosure on page 107 of Amendment No. 1 has been expanded as follows:

“Represents 2,496,000 shares of the Company’s Class B Stock and 2,496,000 Class B Units issued to Mr. Metropoulos concurrent with the Business Combination as compensation pursuant to the Executive Chairman Employment Agreement. This issuance is considered a one-time expense. The Class B Units and Class B Stock together represent a noncontrolling interest in Hostess. The Class B Units hold an economic interest and the Class B Stock has voting rights. See the Summary Term Sheet for further information regarding the nature of these equity instruments. The $9.40 fair value per share and fair value of the compensation expense related to the Executive Chairman Employment Agreement were calculated as follows:

Per share price based on nonminal $10.00 per share market price	$10.00
Discount for lack of marketability	6%

Calculated fair value of noncontrolling shares issued through the executive Chairman Employment Agreement	$9.40
Shares issued through the Executive Chairman Employment Agreement	2,496,000
Compensation issued through the Executive Chairman Employment Agreement	$23,462,400

The 6% discount for lack of marketability was determined by using an option pricing method (Finnerty Protective Put Model). These equity instruments are subject to a sale restriction as specified in the Executive Chairman Employment Agreement.”

Mr. H. Roger Schwall September 2, 2016 Page 17

23.	Comment: Please make corresponding revisions to the Notes to the Unaudited Pro Forma Condensed Combined Financial Information (Maximum Redemption Scenario), on page 115.

Response: The Staff’s comment is noted. The Company has further refined its estimates of the assumed value per Class B Unit, and the related corresponding revisions have been made on page 121 of Amendment No. 1.

24.

Comment: Please expand pro forma adjustment (r) to disclose the underlying method and assumptions used for deriving the assumed value of $7.80 per Class B Unit rolled over by a Hostess Holdings, L.P. owner into a noncontrolling interest in the Company.

Response: The Staff’s comment is noted. The Company has further refined its estimates of the assumed value per Class B Unit, and the related disclosure has been expanded on page 107 of Amendment No. 1 to disclose the underlying method and assumptions used for that valuation. The disclosure is as follows:

“

Represents 5,446,429 ownership units valued at $9.18 per unit rolled over by a Selling Equityholder into a noncontrolling interest in the Company. The $9.18 value per share is equal to the amount paid per share in the Private Placement.

Units rolled over by a Selling Equityholder	5,446,429
Fair value per unit based on the Private Placement	$9.18

Fair value of units rolled over by the Selling Equityholder	$50,000,000	”

25.

Comment: Please reconcile the 22,692,508 Class A common shares issued as disclosed in pro forma adjustment (t) to the issued shares information disclosed within the Summary of the Proxy Statement section – Consideration to Selling Equityholders in the Business Combination on page 34 (i.e., 22,136,188 newly issued shares of your publicly-traded Class A Stock).

Response: The Staff’s comment is noted. The pro forma calculations and disclosures have been revised on page 108 of Amendment No. 1. The number of shares of Class A Stock in adjustment (t) now agrees to the Summary of the Proxy Statement section.

Mr. H. Roger Schwall September 2, 2016 Page 18

Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations, page 104

26.

Comment: Please expand pro forma adjustment (d) to disclose the composition of the Partnership units of Hostess Holdings, L.P. based on pre-/post-Business Combination, as well as the corresponding changes in Partnership units resulted from the Business Combination. In addition, please reconcile the Partnership units held by the noncontrolling interest to the consideration discussed in the Summary of the Proxy Statement section.

Please make corresponding revisions to the Notes to the Unaudited Pro Forma Condensed Combined Financial Information (Maximum Redemption Scenario), on page 116.

Response: The Staff’s comment is noted. Pro forma adjustment (d) is now pro forma adjustment (e) in the “No Redemption” Scenario and discloses what created the noncontrolling interest in the historic financial statements, and distinguishes that from the noncontrolling interest that will exist after the Business Combination. Tables have been added to illustrate the changes in Hostess Holdings’ units on pages 109 and 123 of Amendment No. 1. Further, Hostess Holdings’ units held by the noncontrolling interest now agree to the Summary of the Proxy Statement section. The revised disclosure is as follows:

“(“No Redemption” Scenario)

Represents the elimination of historical income attributed to the noncontrolling interest and attributes a portion of the pro forma income to the noncontrolling interest created in the Business Combination. Income will be allocated to the noncontrolling interest based on its pro rata share of the total equity of Hostess Holdings. Prior to the merger of Hostess Management, LLC with and into Hostess Holdings and the Business Combination, the portion of New Hostess Holdco, LLC not owned by Hostess Holdings resulted in an allocation of income to the noncontrolling interest.

Total Partnership units	130,036,000
Partnership units held by the noncontrolling interest	32,408,742
Pro rata share	25%

The resulting pro forma adjustments are as follows (dollars in thousands):

	For The Six Months Ended June 30, 2016	For the Year Ended December 31, 2015
Elimination of historical noncontrolling interest allocated loss	$(1,781)	$(4,507)
Pro forma noncontrolling interest allocated income	11,483	19,403

Net pro forma adjustment	$9,702	$14,896

Mr. H. Roger Schwall September 2, 2016 Page 19

The tables below shows the composition of total Hostess Holdings units and the portion of noncontrolling interest issued to Selling Equityholders in consideration of the Business Combination.

	Class A Units	Class B Units	Class C Units
Pre- Business Combination	100,000	—	100,000
Conversion of C units held by Selling Equityholders into B units		32,408,742	(100,000)
Conversion of Class A units held by Selling Equityholders and Class A units issued to the Company	97,527,260

Post-Business Combination	97,627,260	32,408,742	—

Less: Partial rollover of Hostess CDM Co- Invest’s equity		(5,446,429)
Less: Units issued for Executive Chairman Employment Agreement		(2,496,000)

Units issued to Selling Equityholders in consideration for business combination		24,466,313		”

“(“Maximum Redemption” Scenario)

Represents the elimination of historical income attributed to the noncontrolling interest and attributes a portion of the pro forma income to the noncontrolling interest created in the Business Combination. Income will be allocated to the noncontrolling interest based on its pro rata share of the total equity of Hostess Holdings. Prior to the merger of Hostess Management LLC with and into Hostess Holdings and the Business Combination, the portion of New Hostess Holdco, LLC not owned by Hostess Holdings resulted in an allocation of income to the noncontrolling interest.

Total Partnership units	130,036,006
Partnership units held by the noncontrolling interest	38,971,242
Pro rata share	30%

The resulting pro forma adjustments are as follows (dollars in thousands):

	For The Six Months Ended June 30, 2016	For the Year Ended December 31, 2015
Elimination of historical noncontrolling interest allocated loss	$(1,781)	$(4,507)
Pro forma noncontrolling interest allocated income	17,266	30,353

Net pro forma adjustment	$15,485	$25,846

Mr. H. Roger Schwall September 2, 2016 Page 20

The table below shows the composition of total Hostess Holdings units and the portion of noncontrolling interest issued to Selling Equityholders in consideration of the Business Combination:

	Class A Units	Class B Units	Class C Units
Pre- Business Combination	100,000	—	100,000
Conversion of C units held by Selling Equityholders into B units		38,971,242	(100,000)
Conversion of Class A units held by Selling Equityholders and Class A units issued to the Company	90,964,764

Post-Business Combination	91,064,764	38,971,242	—

Less: Partial rollover of Hostess CDM Co- Invest’s equity		(5,446,429)
Less: Units issued for Executive Chairman Employment Agreement		(2,496,000)

Units issued to Selling Equityholders in consideration for the Business Combination		31,028,813		”

Unaudited Pro Forma Condensed Combined Financial Information (Maximum Redemption Scenario), page 107

Unaudited Pro Forma Condensed Combined Balance Sheet (Assuming Maximum Redemptions), page 109

27.

Comment: We note your pro form balance sheet as of March 31, 2016, references 87,255,000 shares of Class A Stock and 36,475,242 shares of Class B Stock as issued and outstanding. Please describe the effects of and quantify the range of impacts on the Class A Stock and Class B Stock issued as part of the Business Combination resulted from the maximum level of redemptions of 12.5 million shares by the Company’s public stockholders.

Response: The Staff’s comment is noted. Disclosure has been added to the introduction to each set of pro forma information pages 95 and 112 of Amendment No. 1 to reflect the Staff’s comment. The disclosure is as follows:

“(“No Redemption” Scenario)

The Company believes that redemptions of up to approximately 10 million shares of Class A Stock will result in the Company being considered the accounting acquirer, as further discussed in Note 1 of the Notes To The Unaudited Pro Forma Condensed Combined Financial Information (No Redemption Scenario). The Company believes that for redemptions from 10 million to 12.50 million shares of Class A stock, Hostess Holdings will be considered the accounting acquirer as discussed in Note 1 of the Notes To The Unaudited Pro Forma Condensed Combined Financial Information (“Maximum Redemption” Scenario). A redemption of 10 million shares of Class A Stock would result in 92.4 million shares of Class A Stock and 37.6 million shares of Class B Stock issued and outstanding immediately following the Business Combination. A redemption of 12.5 million shares would result in 91.1 million shares of Class A Stock and 38.9 million shares of Class B Stock issued and outstanding immediately following the Business Combination. A redemption of 12.5 million shares represents the maximum number of shares that could be redeemed by Company stockholders which would leave sufficient cash to fund the minimum required cash consideration payable to the Selling Equityholders under the terms of the Master Transaction Agreement.”

Mr. H. Roger Schwall September 2, 2016 Page 21

“(“Maximum Redemption” Scenario)

The Company believes that redemptions of up to approximately 10 million shares of Class A Stock will result in the Company being considered the accounting acquirer, as further discussed in Note 1 of the Notes To The Unaudited Pro Forma Condensed Combined Financial Information (“No Redemption” Scenario). The Company believes that for redemptions from 10 million to 12.50 million shares of Class A stock, Hostess will be considered the accounting acquirer as discussed in Note 1 of the Notes To The Unaudited Pro Forma Condensed Combined Financial Information (“Maximum Redemption” Scenario). If no shares are redeemed, there are expected to be 97.6 million shares of Class A Stock and 32.4 million shares of Class B Stock issued and outstanding immediately following the Business Combination. A redemption of approximately 10 million shares of Class A Stock is expected to result in 92.4 million shares of Class A Stock and 37.6 million shares of Class B Stock issued and outstanding immediately following the Business Combination. A redemption of 12.5 million shares represents the maximum number to shares that could be redeemed by Company stockholders which would leave sufficient cash to fund the minimum required cash consideration payable to the Selling Equityholders under the terms of the Master Transaction Agreement.”

Notes to the Unaudited Pro Forma Condensed Combined Financial Information (Maximum Redemption Scenario), page 112

Note 3 – Pro Forma Adjustments, page 113

Adjustments to Unaudited Pro Forma Combined Balance Sheet, page 114

28.

Comment: Please expand the description of pro forma adjustments (k) and (q) and quantify the calculation using Hostess Holdings, L.P. units, historical pro-rata amounts or other variables, in order to exemplify the adjustments being factually supportable.

Response: The Staff’s comment is noted. The descriptions have been updated on page 121 of Amendment No. 1 to address the Staff’s comment. The revised text of adjustment (k) is as follows:

“

Represents the reallocation of Hostess Holdings’ historical equity accounts based on proportional ownership and the issuance of shares of Class A Stock and shares of Class B Stock of the Company (dollars in thousands):

Historical partnership deficit of Hostess	$(616,924)
Add: Par value of shares of Class A Stock issued to Selling Equityholders	(2)
Add: Par value of shares of Class B Stock issued to Selling Equityholders	(4)
Less: 30% allocated to the noncontrolling interest	184,890

Historical partnership deficit allocated to the Company’s equity	$(432,040)	”

Mr. H. Roger Schwall September 2, 2016 Page 22

In order to provide more clarity, the previous adjustment (q) has been removed, and the impacts to equity have been illustrated in each relevant adjustment, as opposed to in the aggregate.

Consideration to Selling Equityholders in the Business Combination, page 130

29.	Comment: Please further describe how the per share valuations assigned to the predecessor units and shares held by Hostess CDM Co-Invest and AP Hostess LP were derived.

Response: The Staff’s comment is noted. The per-share valuation is a weighted average calculation. The partial rollover of Hostess CDM Co-Invest equity is allocated a different portion of Founders Shares than the stock consideration paid to the Selling Equityholders. See the tables below:

		Expected Unit
	Units	Price - Diluted	Expected Equity
Class A stock consideration	22,136,188	$9.80	$216,908,750
Class B stock consideration	24,466,313	9.80	$239,741,250
Partial rollover	5,446,429	9.18	$50,000,000

	52,048,929		$506,650,000

	Weighted average price per unit		$9.73

The $9.80 diluted unit price was calculated as follows:

Total Founders shares	9,375,000
Percentage of founders shares allocated to shares issued in consideration for the Business Combination	10%

Founders shares to be allocated to shares issued in consideration for
the Business Combination	937,500
Shares to be issued in consideration for the business combination,
undiluted	45,665,000

Shares to be issued in consideration for the business combination, diluted	46,602,500
Total consideration paid for the Business Combination through the issuance of shares as specified by the terms of the Master Transaction Agreement	$456,650,000

Price per share	$9.80

Mr. H. Roger Schwall September 2, 2016 Page 23

The $9.18 diluted unit price was calculated as follows:

Total Founders shares	9,375,000
Percentage of founders shares allocated to shares issued through Private Placement and Selling Equityholder rollover	33%

Founders shares to be allocated to shares issued through Private Placement	3,125,000
Shares to be issued through Private Placement and Selling Equityholder rollover	35,000,000

Shares to be issued in consideration for the business combination, diluted	38,125,000
Total proceeds from Private Placement	$350,000,000

Per share price based on Private Placement	$9.18

Background of the Business Combination, page 145

30.

Comment: Please revise to describe further the reasons the “eight potential targets” were rejected. We note, in particular, the discussion at page 147 regarding the updates to the board on the status of the Company’s review of such alternatives. The disclosure should provide stockholders with an understanding of how, when, and why the terms of the proposed Business Combination developed, including the various “transaction structures” considered.

Response: The Staff’s comment is noted. In response to the Staff’s comment, additional disclosures have been added to pages 153 and 154 of Amendment No. 1 regarding the reasons the “eight potential targets” were rejected. Additional language has been added throughout the “Background of the Transaction” section to address the developments of the proposed Business Combination.

31.

Comment: Please revise to more specifically discuss how the ancillary arrangements (the private placement transfer, the earn out shares, the tax receivables agreement in connection with the chosen structure) factored into the negotiation process and impacted the board’s determination to recommend this business combination as ultimately structured.

Response: The Staff’s comment is noted. In response to the Staff’s comment, additional disclosures regarding the ancillary agreements have been added to pages 154, 155 and 156 of Amendment No. 1.

32.

Comment: We note the reference at page 149 to your retention of KPMG “to perform a quality of earnings analysis with respect to Hostess.” Please include all the information required by Item 1015 of Regulation M-A with respect to written presentations and analyses prepared by KPMG. Similarly, it is unclear what Weil presented to the board as referenced at page 151, but please revise to clarify and provide any required Item 1015 disclosure in that regard as well.

Response: The Staff’s comment is noted. In response to the Staff’s comment, the disclosures on pages 157 and 160 of Amendment No. 1 have been revised to reflect KPMG’s role as assisting with financial diligence and Weil’s role in the Board meeting on July 4, 2016.

Mr. H. Roger Schwall September 2, 2016 Page 24

Opinion of the Company’s Financial Advisor, page 151

33.	Comment: Please provide us with the board books Moelis prepared and presented.

Response: The Staff’s comment is noted. A copy of the confidential board presentation prepared by Moelis in connection with its fairness opinion and presented to the Company’s board of directors at its meeting on July 4, 2016 is being provided directly to the Staff by Proskauer Rose LLP, counsel to Moelis, under separate cover on a confidential and supplemental basis pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended. Such presentation is being provided together with a request that it be returned promptly following completion of the Staff’s review thereof. By separate letter, a request for confidential treatment of this presentation pursuant to 17 C.F.R. § 200.83 has been made by Proskauer Rose LLP, counsel to Moelis.

34.

Comment: You refer the reader to the text of the fairness opinion for certain items that Item 1015(b) of Regulation M-A requires you to provide in the summary, such as the procedures followed. In addition, the disclaimers which appear at page D-3 are inconsistent with the right of stockholders to rely on the fairness opinion. Please revise to eliminate the suggestion that the opinion was directed “solely” to your board and may not be relied upon by others. Refer to the related guidance available at the following location: http://www.sec.gov/divisions/corpfin/guidance/ci111400ex_regm- a.htm.

Response: The Staff’s comment is noted. In response to the portion of the Staff’s comment regarding Item 1015(b) of Regulation M-A, the disclosure in the proxy statement has been revised. Please see pages 49 and 161 of Amendment No. 1. The Company has been advised by Moelis that this section provides a materially complete description of the fairness opinion and contains all of the information Item 1015(b) of Regulation M-A requires.

In response to the portion of the Staff’s comment regarding the statement that the fairness opinion may not be relied upon by any stockholders or any other person, the opinion has been revised. Please see page D-3 of Amendment No. 1.

Mr. H. Roger Schwall September 2, 2016 Page 25

Certain Company Projected Financial Information, page 160

35.	Comment: Disclose precisely when Hostess provided the board with the projections as well as any updates.

Response: The Staff’s comment is noted. To reflect the Staff’s comment, the disclosures on pages 156, 157 and 169 of Amendment No. 1 have been revised to reflect when the Board was provided with Hostess’ projections, as well as material updates.

36.

Comment: Revise to further clarify the extent to which the board relied on the projections in its deliberations and negotiations regarding the Business Combination. We note that it also provided the advisor with forecasts that it prepared based on the Hostess projections. Moreover, we note the statement at page 160 that “You are cautioned not to rely on the projections in making a decision regarding the transaction, as the projections may be materially different than actual results” and at page 161 that “The inclusion of the projections in this proxy statement should not be regarded as an indication that Hostess or its representatives considered or currently consider the projections to be a reliable prediction of future events, and reliance should not be placed on the projections.”

Response: The Staff’s comment is noted. As referenced in the section captioned “Reasons for the Business Combination,” the projections provided by Hostess were one of a number of factors the Board took into account in connection with the Board’s evaluation of the Business Combination and recommendation of the Business Combination to the Company’s stockholders. These projections (and updates thereto) were included in the proxy statement because they were provided to the Board and used by Moelis in preparation of its fairness opinion.

Information About Hostess

General

37.

Comment: With respect to any third-party statements such as from Nielson, Information Resources, Inc., or the Harman Atchison study presented in your disclosure, please supplementally provide us with the referenced materials. Please tell us whether you commissioned any of the referenced studies.

Response: The Staff’s comment is noted. Hostess will supplementally provide, contemporaneously with the delivery of this letter, copies of the third-party sources that were relied upon for data contained in the preliminary proxy statement to the Staff, marked to highlight the sections relied upon and cross-referenced to the preliminary proxy statement. The Harman Atchison study in 2014 was commissioned by Hostess as a customer survey, focus-group type study to learn about consumers’ perceptions of the Hostess brand. Hostess did not commission any other referenced studies.

Mr. H. Roger Schwall September 2, 2016 Page 26

What Hostess Accomplished, page 246

38.

Comment: We note your disclosure in the risk factors section regarding ongoing risks stemming from changes in energy prices which, in turn, impact manufacturing and distribution costs. Explain generally how the implementation of the new business model, specifically the transition to the DTW distribution model, impacted your operating costs.

Response: The Staff’s comment is noted. The disclosure on page 261 of Amendment No. 1 has been revised to include a general explanation of the operating costs of the DTW distribution model in comparison to the legacy Hostess’ DSD system. The revised disclosure is as follows:

“The DTW distribution model is a significant change from legacy Hostess’ DSD system, which utilized company owned trucks and company employed union drivers to serve over 5,500 routes. Today all transportation and shipping is done through third-parties to warehouse locations. Transportation and distribution costs as a percentage of net sales have been reduced by nearly 1800 basis points, historically ~34% and now running ~16% of net sales. (Based on Hostess data, transportation and delivery costs include freight, brokerage, bracket and pickup allowance, distribution centers and stock transport order costs. Net sales may not be directly comparable due to differences in pricing structure and levels at Hostess compared to legacy Hostess.)”

Hostess Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 274

39.

Comment: We note that you are subject to regulations promulgated by the U.S. Food and Drug Administration pertaining to the composition of certain foods. To the extent material, please supplement your current disclosure in this section to address the impact of your regulatory compliance programs on your liquidity needs, such as any significant changes resulting from recent guidance from the FDA regarding the uses of PHOs.

Response: The Staff’s comment is noted. Hostess has advised the Company that the costs associated with currently anticipated changes to Hostess’ regulatory compliance programs, including both general regulatory compliance program updates and specific changes resulting from recent guidance from the FDA regarding the use of PHOs, are not expected to be material.

Mr. H. Roger Schwall September 2, 2016 Page 27

Certain Anti-Takeover Provisions of Delaware Law, the Company’s Certificate…, page 309

40.

Comment: We note the changes you describe with regard to the proposal to revise your charter to “opt out” of Section 203 of the DGCL. With a view toward revised disclosure, please explain to us whether the new charter provision will take effect immediately or will be subject to any delay, and also clarify any limitations on your ability to exclude any particular parties from the definition of “interested stockholders” as a result of applicable provisions of Section 203.

Response: The Staff’s comment is noted. In response to the portion of the Staff’s comment regarding when the new charter provision is to take effect, the Company has revised the disclosure on page 327 of Amendment No. 1 to reflect that the new charter provision “opting out” of Section 203 of the DGCL will take effect immediately upon the closing of the Business Combination.

In response to the portion of the Staff’s comment regarding any limitations on the Company’s ability to preclude parties from the definition of “interested stockholders” as a result of applicable provisions of Section 203 of the DGCL, the Company respectfully notes that the Company’s proposed charter amendment opts out of Section 203 of the DGCL. The charter amendment instead is drafted to mirror Section 203 of the DGCL, but with certain persons and entities associated with the Company’s Sponsor, Apollo Global Management and Mr. C. Dean Metropoulos specifically excluded from the definition of “interested stockholders.” Accordingly, such persons will not be subject to the restrictions set forth in the charter amendment. Please see the disclosure set forth on pages 200 and 201 of Amendment No. 1 describing such effects and the Board’s determination.

Consolidated Financial Information, page F-1

41.

Comment: Where a comment issued in this letter requests additional disclosures or other revisions to be made to your annual historical financial statements, please also include corresponding revisions to your interim financial statements, as applicable.

Response: The Staff’s comment is noted. In response to the Staff’s comment, the interim financial statements have been revised to conform to the changes made to the annual historical financial statements in response to Comment 43.

Hostess Holdings, L.P. Financial Information, page F-29

42.

Comment: We note that you have not included disclosure regarding your segment presentation. Refer to FASB ASC paragraph 280-10-50-21 and clarify whether operating segments have been aggregated. To the extent that operating segments have been aggregated, explain to us you basis for concluding that aggregation is appropriate, including how you have applied the aggregation criteria in FASB ASC paragraph 280-10-50-11.

Response: The Staff’s comment is noted. Hostess has advised the Company that Hostess Companies is a nonpublic entity, and therefore Hostess has concluded that segment presentation is not required in accordance with the guidance exceptions noted under FASB ASC 280-10-15-3. If and upon consummation of the business combination transaction with a public company, the Staff is advised that Hostess will update its disclosures as required by FASB ASC 280-10-50-40.

Mr. H. Roger Schwall September 2, 2016 Page 28

Hostess Holdings, L.P. – Notes to Consolidated Financial Statements – Periods ended December 31, 2015, December 31, 2014, and December 31, 2013, page F-52

Note 7 – Debt, page F-64

43.

Comment: We note that Hostess Holdings, L.P. early adopted the guidance ASU 2015-03 and 2015-15 at the beginning of 2016 on a retrospective basis, and that deferred finance charges for the existing term loans of $19.8 million were reclassified from other assets, net to long-term debt, net for December 31, 2015. However, Hostess Holdings continued to disclose in Note 7 that the debt fees on the term loans were capitalized and recorded as deferred finance charges on the consolidated balance sheet and did not reflect the early adoption and reclassification impacts in your narrative discussion. Please revise your disclosures accordingly.

Response: The Staff’s comment is noted. The disclosure in Note 7 has been revised to state that the debt fees on the term loans were capitalized and recorded as a reduction to long-term debt in the consolidated balance sheets. Also, a cross-reference was added to Note 7 to reference the change in accounting principle included in Note 1, which disclosed the adoption of ASU 2015-03 and ASU 2015-15 at the beginning of 2016 on a retrospective basis and the reclassification impacts.

Closing Comments

Pursuant to the Staff’s request, the Company additionally acknowledges:

•	that the Company is responsible for the adequacy and accuracy of the disclosures set forth herein and in Amendment No. 1;

•	that comments from the Staff or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact me at (214) 746-7779. Thank you for your time and consideration.

Sincerely,

/s/ James R. Griffin

James R. Griffin, Esq.

Mr. H. Roger Schwall September 2, 2016 Page 29

cc:	Via E-mail

Kyle C. Krpata, Esq.

Jeannett Wong, Staff Accountant

John Cannarella, Staff Accountant

Jerard Gibson, Esq., Staff Attorney

Timothy S. Levenberg, Esq., Special Counsel

Mark R. Stone, Chief Executive Officer, Gores Holdings, Inc.

Howard A. Kenny, Esq.